G-III Apparel Group, Ltd.
512 Seventh Avenue
New York, NY 10018

February 10, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Tia L. Jenkins, Senior Assistant Chief Accountant

Re:	G-III Apparel Group, Ltd. Form 10-K for the Fiscal Year Ended January 31, 2013 Filed April 12, 2013 File No. 000-18183

Ladies and Gentlemen:

Per my discussion on February 7th with James Giugliano of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), G-III Apparel Group, Ltd., a Delaware corporation (the “Company”), hereby requests a ten business day extension, until February 26, 2014, for its response to the comments contained in the Staff’s letter dated January 28, 2014, in connection with the Company’s Form 10-K for the fiscal year ended January 31, 2013, filed with the Commission on April 12, 2013.

If any member of the Staff has questions regarding the foregoing, please do not hesitate to call or e-mail Neal S. Nackman at (212) 403-0654 or nealn@g-iii.com.

Very truly yours,

/s/ Neal S. Nackman
Neal S. Nackman Chief Financial Officer

cc:	James Giugliano, Securities and Exchange Commission
Angela Halac, Securities and Exchange Commission
Roger Savell, Ernst & Young LLP
Neil Gold, Esq., Fulbright & Jaworski LLP
Manuel G. Rivera, Esq., Fulbright & Jaworski LLP